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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

DATATRAK INTERNATIONAL, INC.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
238134 10 0
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	238 134 10 0	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Jeffrey A. Green

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐ N/A

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		468,007

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		111,703

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		468,007

WITH:	8	SHARED DISPOSITIVE POWER:

		111,703

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	579,710

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐ Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1(a).		Name of Issuer:

DATATRAK International, Inc.

Item 1(b).		Address of Issuer’s Principal Executive Offices:

6150 Parkland Boulevard, Mayfield Heights, OH 44124

Item 2(a).		Name of Person Filing:

Jeffrey A. Green

Item 2(b).		Address of Principal Business Office or, if None, Residence:

Jeffrey A. Green, 6150 Parkland Boulevard, Mayfield Heights, OH 44124

Item 2(c).		Citizenship:

United States

Item 2(d).		Title of Class of Securities:

Common Shares

Item 2(e)		CUSIP Number:

238134 10 0

Item 3:		If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	Investment company registered under Section 8 of the Investment Company Act;

	(e)	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

	(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.		Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a	)	Amount beneficially owned:

579,710 (1)(2)(3)

(b	)	Percent of class:

5.5%

(c	)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote	468,007 (1)(3)

		(ii)	Shared power to vote or to direct the vote	111,703 (2)(3)

		(iii)	Sole power to dispose or to direct the disposition of	468,007 (1)(3)

		(iv)	Shared power to dispose or to direct the disposition of	111,703 (2)(3)

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

(1)		Includes (a) 269,632 Common Shares and (b) 198,375 Common Shares issuable upon the exercise of options.

(2)		Includes (a) 110,953 Common Shares held by the reporting person’s spouse and (b) 750 Common Shares held by the reporting person’s son. The reporting person disclaims beneficial ownership of the Common Shares held by his spouse and son.

(3)		Common Share amounts have been adjusted to reflect the Issuer’s three-for-two share split that was distributed in the form of a 50% share dividend to shareholders of record on or around August 31, 2005.

Item 5.	Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.		Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.		Identification and Classification of Members of the Group.

N/A

Item 9.		Notice of Dissolution of Group.

N/A

Item 10.		Certification.

N/A

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 13, 2006

(Date)
/s/ Jeffrey A. Green

(Signature)
Jeffrey A. Green, President and CEO

(Name/Title)